Exhibit 5.1
March 16, 2007
USG Corporation
125 South Franklin
Chicago, Illinois 60606-4678
Re: 8,230,500 shares of common stock, $0.10 par value per share, of USG Corporation offered through underwriters
Ladies and Gentlemen:
     We are acting as counsel for USG Corporation, a Delaware corporation (the “Company”), in connection with the issuance and sale of 8,230,500 shares (the “Shares”) of common stock, $0.10 par value per share, of the Company, and associated preferred stock purchase rights (the “Rights”) governed by the Rights Agreement (as hereinafter defined), pursuant to the Underwriting Agreement (the “Underwriting Agreement”) entered into between the Company and Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as representatives of the several Underwriters named in Schedule I thereto (the “Underwriters”).
     In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing and subject to further limitations, qualifications and assumptions set forth herein, we are of the opinion that:
1.	The Shares are duly authorized and, when issued and delivered to the Underwriters pursuant to the terms of the Underwriting Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.
2.	When issued in accordance with the Rights Agreement, dated as of December 21, 2006 (the “Rights Agreement”), between the Company and Computershare Investor Services, LLC, as rights agent, the Rights will be validly issued.
     The opinions expressed herein are limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.
     The opinion set forth in paragraph 2 is limited to the valid issuance of the Rights under the General Corporation Law of the State of Delaware. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or

USG Corporation
March 16, 2007

fiduciary considerations relating to the adoption of the Rights Agreement or the issuance of the Rights or the enforceability or any particular provisions of the Rights Agreement. In rendering the opinion set forth in paragraph 2 above, we have assumed that the Board of Directors of the Company has acted and will act in the good faith exercise of its business judgment with respect to the authorization of the issuance of the Rights and the execution of the Rights Agreement.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K filed by the Company relating to the Registration Statement on Form S-3 (No. 333-141220) (the “Registration Statement”) filed by the Company to effect the registration of the Shares under the Securities Act of 1933 (the “Act”) and to the reference to Jones Day under the caption “Validity of the Common Stock” in the prospectus constituting a part of the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
Very truly yours,
/s/ Jones Day